EXHIBIT 99.1

     AMDOCS LIMITED REPORTS SEQUENTIAL GROWTH IN SECOND QUARTER AND EXCEEDS GUIDANCE

Key highlights:

     -    Revenue of $355 million, exceeding guidance of $333-$340 million

     -    Sequential revenue growth of 4.6%

     -    GAAP EPS of $0.21

     -    Proforma EPS of $0.22

     -    Free cash flow of $93 million in quarter

     -    Cash balance increased to $1.221 billion at end of quarter

     - Third quarter fiscal 2003 guidance: Expected revenue of $360-$370 million and proforma EPS of $0.22-$0.23. GAAP EPS results expected to be approximately $0.01 less than proforma EPS.

St. Louis, MO - April 15, 2003 - Amdocs Limited (NYSE: DOX) today reported that for the second quarter ended March 31, 2003, revenue was $355 million, representing sequential growth of 4.6% although a decrease of 22% from last year's second quarter. Excluding acquisition-related costs, restructuring charges and related tax effects, net income increased sequentially by $5.3 million to $48.8 million, or $0.22 per diluted share, however, decreased when compared to net income of $82.9 million, or $0.37 per diluted share, in the second quarter of fiscal 2002. The Company's GAAP net income, which includes acquisition-related charges for amortization of purchased intangible assets and related tax effects, and, for the second quarter of fiscal 2002 only, the acquisition-related charges for amortization of goodwill, was $45.4 million, or $0.21 per diluted share, compared to net income of $26.4 million, or $0.12 per diluted share, in the second quarter of fiscal 2002.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "This was a very good quarter for Amdocs in which we exceeded both revenue and new business targets. We expanded our market presence in outsourcing and made important gains with our unique integrated billing-CRM offering. This reflects our focus on execution and our ability to use R&D to bring new products to market that help close deals. Business conditions remain challenging, and while we cannot be certain of the timing or magnitude, we believe the telecom market will ultimately recover. Longer term, we are well positioned to benefit from this recovery, which will be a key factor in achieving sustained growth."

SALES HIGHLIGHTS

During the second quarter, our new business included the following seven new key wins:

     - SFR (Groupe Cegetel), a Vodafone affiliate, selected Amdocs, together with Accenture, to implement an integrated billing-CRM project supporting prepaid-postpaid convergence for voice, data, content and commerce services.

     - An outsourcing agreement with Dex Media, Qwest's former directory publishing subsidiary, including modernization and consolidation of systems across the company, as well as comprehensive support for IT operations.

     - Amdocs was selected to provide its Corporate Self Care and Residential Self Care products for an existing customer in North America.

     - Amdocs has been selected to implement its end-to-end billing system for additional markets at an existing mobile operator customer in North America.

     - A major directory publisher in Latin America selected Amdocs to implement an end-to-end directory sales and publishing system.

     - A European mobile operator selected Amdocs to implement its Partner Relationship Management (PRM) and collections products.

     - Amdocs is implementing the PRM, Corporate Self Care and Residential Self Care products for an existing mobile customer in Europe.

OPERATING AND FINANCIAL HIGHLIGHTS

During the second quarter:

     - Amdocs expanded its ClarifyCRM application suite through the acquisition of the assets of Xchange, a provider of campaign management and real-time marketing automation software to hundreds of large companies worldwide, complementing Amdocs strong operational CRM capabilities with enhanced, closed-loop analytical CRM.

     - For Telefonica de Espana, Amdocs completed implementation of the Acquisition & Formatting and Error Management modules. This is the first stage in the rollout of Amdocs comprehensive billing platform supporting end-to-end convergent voice, PBX, NPV and data wireline services, including broadband ADSL.

     - At PT Excelcomindo Pratama (excelcom), a leading Indonesian mobile provider, Amdocs Enabler was implemented, supporting prepaid-postpaid convergence for all voice, next generation data and content services.

     - Free cash flow, defined as cash flow from operations less net capital expenditures and payments on capital leases, was $93 million in the quarter.

Effective October 1, 2002, Amdocs adopted Statement of Financial Accounting Standards No. 142 and therefore no longer amortizes goodwill resulting from acquisitions. Adjusting prior year's as-reported results to eliminate the effects of $50.5 million of goodwill amortization and related tax recorded in the second quarter of fiscal 2002 would have resulted in operating income, net income and earnings per diluted share of $101.9 million, $76.9 million and $0.34, respectively.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the third quarter ending June 30, 2003, will be approximately $360-$370 million. Proforma earnings per share for the quarter are expected to be approximately $0.22-$0.23, excluding acquisition-related costs and related tax effects. GAAP earnings per share, including acquisition-related costs and related tax effects, for the quarter are expected to be approximately $0.01 less than proforma EPS.

Amdocs will host a conference call on April 15, 2003 at 5 p.m. Eastern Daylight Time to discuss the Company's second quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS

Amdocs is the world's leading provider of billing and CRM. With a 20-year track record of delivery excellence, our products empower major communications operators around the globe. We enable rapid time-to-market for next generation voice, content, commerce and application services, while enhancing subscriber loyalty and lowering total cost of ownership. We offer our customers flexible modes of delivery -- products, solutions and outsourcing. For more information, visit our web site at www.amdocs.com

CAUTIONARY STATEMENTS

Investors are cautioned that this press release contains proforma information that is not prepared in accordance with GAAP. Investors should not construe the proforma financial measures as being superior to GAAP. The Company's management uses proforma financial information in its internal analysis because it enables the management to consistently analyze the critical components and results of operations and to have a meaningful comparison to prior periods. The Company's management believes that such measures provide useful information to investors for meaningful comparison to prior periods and analysis of the critical components and results of operations.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements aboutAmdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F and our Form 6-K, both filed on March 24, 2003.

Contact:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

             PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

 EXCLUDING RESTRUCTURING CHARGES, PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS AND RELATED TAX EFFECTS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                       MARCH 31,                          MARCH 31,
                                             -----------------------------      ------------------------------
                                               2003 (1)         2002 (1)          2003 (2)          2002 (2)
                                             ------------     ------------      ------------      ------------
Revenue:
  License                                    $     19,159     $     45,528      $     39,685      $     87,818
  Service                                         335,855          409,741           654,715           790,092
                                             ------------     ------------      ------------      ------------
                                                  355,014          455,269           694,400           877,910
Operating expenses:
  Cost of license                                   1,546            1,627             2,682             3,068
  Cost of service                                 212,080          249,010           416,066           479,152
  Research and development                         29,328           30,902            58,947            59,459
  Selling, general and administrative              51,121           61,023           102,701           114,802
                                             ------------     ------------      ------------      ------------
                                                  294,075          342,562           580,396           656,481
                                             ------------     ------------      ------------      ------------
Operating income                                   60,939          112,707           114,004           221,429

Interest income and other, net                      4,186            2,383             9,163             5,710
                                             ------------     ------------      ------------      ------------
Income before income taxes                         65,125          115,090           123,167           227,139

Income taxes                                       16,282           32,225            30,792            63,599
                                             ------------     ------------      ------------      ------------
Net income                                   $     48,843     $     82,865      $    92,375       $    163,540
                                             ============     ============      ============      ============
Diluted earnings per share                   $       0.22     $       0.37      $       0.42      $       0.73
                                             ============     ============      ============      ============
Diluted weighted average number of
   shares outstanding                             219,109          225,488           218,179           225,275
                                             ============     ============      ============      ============

(1) Excludes $0 and $51,135 for amortization of goodwill, $4,625 and $10,759 for amortization of purchased intangible assets, and tax effects related to the above of $(1,157) and $(5,470) for the three months ended March 31, 2003 and 2002, respectively. Including the above items, income before income taxes was $60,500 and $53,196 and diluted earnings per share were $0.21 and $0.12 for the three months ended March 31, 2003 and 2002, respectively.

(2) Excludes $0 and $102,272 for amortization of goodwill, $9,779 and $16,404 for amortization of purchased intangible assets, $0 and $17,400 for write-off of purchased in-process research and development related to the Clarify acquisition, $9,956 and $13,311 of restructuring charges related to the cost reduction measures and the consolidation of data centers, respectively, and tax effects related to the above of $(4,934) and $(16,622) for the six months ended March 31, 2003 and 2002, respectively. Including the above items, income before income taxes was $103,432 and $77,752, and diluted earnings per share were $0.36 and $0.14 for the six months ended March 31, 2003 and 2002, respectively.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                       MARCH 31,                           MARCH 31,
                                             -----------------------------      ------------------------------
                                                 2003             2002(1)           2003             2002(1)
                                             ------------     ------------      ------------      ------------
Revenue:
  License                                    $     19,159     $     45,528      $     39,685      $     87,818
  Service                                         335,855          409,741           654,715           790,092
                                             ------------     ------------      ------------      ------------
                                                  355,014          455,269           694,400           877,910
Operating expenses:
  Cost of license                                   1,546            1,627             2,682             3,068
  Cost of service                                 212,080          249,010           416,066           479,152
  Research and development                         29,328           30,902            58,947            59,459
  Selling, general and administrative              51,121           61,023           102,701           114,802
  Amortization of goodwill and purchased
   intangible assets                                4,625           61,894             9,779           118,676
  Restructuring charges and in-process
   research and development                             -                -             9,956            30,711
                                             ------------     ------------      ------------      ------------
                                                  298,700          404,456           600,131           805,868
                                             ------------     ------------      ------------      ------------
Operating income                                   56,314           50,813            94,269            72,042

Interest income and other, net                      4,186            2,383             9,163             5,710
                                             ------------     ------------      ------------      ------------
Income before income taxes                         60,500           53,196           103,432            77,752

Income taxes                                       15,125           26,755            25,858            46,977
                                             ------------     ------------      ------------      ------------
Net income                                   $     45,375     $     26,441      $     77,574      $     30,775
                                             ============     ============      ============      ============
Basic earnings per share                     $       0.21     $       0.12      $       0.36      $       0.14
                                             ============     ============      ============      ============
Diluted earnings per share                   $       0.21     $       0.12      $       0.36      $       0.14
                                             ============     ============      ============      ============
Basic weighted average number of shares
   outstanding                                    215,797          222,995           215,711           222,844
                                             ============     ============      ============      ============
Diluted weighted average number of
   shares outstanding                             219,109          225,488           218,179           225,275
                                             ============     ============      ============      ============

(1) Includes $51,135 and $102,272 of goodwill amortization and $(679) and $(1,358) related tax effects for the three months and six months ended March 31, 2002, respectively. Net income and diluted earnings per share excluding these items (as if Statement of Financial Accounting Standards No. 142 had been implemented) for the three months and six months ended March 31, 2002 would have been $76,897 and $131,689 and $0.34 and $0.58, respectively.

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                            AS OF
                                                                             ----------------------------------
                                                                              MARCH 31,           SEPTEMBER 30,
                                                                                2003                   2002
                                                                             ----------           -------------
                                                                            (UNAUDITED)
ASSETS

Current assets

   Cash, cash equivalents and short-term interest-bearing investments        $1,221,302           $   1,047,819

   Accounts receivable, net, including unbilled of $13,619 and $24,144,
     respectively                                                               238,514                 312,732

   Deferred income taxes and taxes receivable                                    50,212                  48,154

   Prepaid expenses and other current assets                                     88,137                  72,196
                                                                             ----------           -------------
   Total current assets                                                       1,598,165               1,480,901

Equipment, vehicles and leasehold improvements, net                             144,072                 160,902

Goodwill and other intangible assets, net                                       730,357                 750,530

Other noncurrent assets                                                         154,958                 147,761
                                                                             ----------           -------------
Total assets                                                                 $2,627,552           $   2,540,094
                                                                             ==========           =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

   Accounts payable and accruals                                             $  242,279           $     279,071

   Short-term portion of capital lease obligations                                8,384                  10,347

   Deferred revenue                                                             178,520                 149,590

   Deferred income taxes and taxes payable                                      115,777                 103,315
                                                                             ----------           -------------
   Total current liabilities                                                    544,960                 542,323

Convertible notes and other noncurrent liabilities                              579,478                 581,496

Shareholders' equity                                                          1,503,114               1,416,275
                                                                             ----------           -------------
Total liabilities and shareholders' equity                                   $2,627,552           $   2,540,094
                                                                             ==========           =============

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